# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HarbourVest Private Investments Fund, CIK 0002020407
CUSIP: 41166N301
Title of class of securities: Class I Common Shares of Beneficial Interest
Address of issuer's principal executive offices: C/O HARBOURVEST PARTNERS, LLC, ONE LINCOLN STREET, SUITE 1700, BOSTON, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000762152

## Reporting persons
- STATE OF MICHIGAN RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Michigan (MI); sole voting power 54,666,817.6; shared voting power 0; sole dispositive power 54,666,817.6; shared dispositive power 0; aggregate amount beneficially owned 54,666,817.6 (99.4% of the class)
  Comment: This Schedule 13G relates to the following classes of securities: Class I common shares of beneficial interest (the "Class I Common Shares") with CUSIP No. 41166N301. Reporting Person's ownership of Class I Common Shares first resulted in beneficial ownership representing more than five percent of the outstanding Common Shares on April 1, 2025, at which date, Reporting Person may be deemed to have beneficially owned 44,668,242.43 Class I Common Shares representing 99.98 percent of the outstanding Class I Common Shares based on 45,127,436.7960 Class I Common Shares outstanding on such date. The information presenting in this Schedule 13G reflects ownership as of December 31, 2025.

## Item 1. Issuer
Name of issuer: HarbourVest Private Investments Fund
Address of issuer's principal executive offices: C/O HARBOURVEST PARTNERS, LLC, ONE LINCOLN STREET, SUITE 1700, BOSTON, MASSACHUSETTS, 02111

## Item 2. Person Filing
Name of person filing: State of Michigan Retirement System
Address of principal business office or, if none, residence: 2501 Coolidge Road, Suite 400 East Lansing MI 48823
Citizenship: Michigan, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025 the Reporting Person may be deemed to have dispositive and voting power with respect to 54,666,817.60 Class I Common Shares
Percent of class: The Reporting Person may be deemed to beneficially own 99.44% of Class I Common Shares
Sole power to vote or to direct the vote: See Item 4(a) above
Shared power to vote or to direct the vote: See Item 4(a) above
Sole power to dispose or to direct the disposition: See Item 4(a) above
Shared power to dispose or to direct the disposition: See Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STATE OF MICHIGAN RETIREMENT SYSTEM: Jeannette J. Brya, Chief Compliance Officer (01/09/2026)